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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 4)1


                            PRICE LEGACY CORPORATION
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
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                         (Title of Class of Securities)

                                    74144P106
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                                 (CUSIP Number)

                                 JAMES F. CAHILL
                               THE PRICE GROUP LLC
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2303
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                NOVEMBER 7, 2003
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 pages)

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         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 74144P106              SCHEDULE 13D/A                PAGE 2 OF 7 PAGES

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         NAME OF REPORTING PERSONS
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         The Price Group LLC
         52-2255962
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         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                  (a) [_]
                                                                   (b) [X]
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         SEC USE ONLY
3
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         SOURCE OF FUNDS
4
         WC, OO
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         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5        PURSUANT TO ITEMS 2(d) or 2(e)                                [_]

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         CITIZENSHIP OR PLACE OF ORGANIZATION
6
         California
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                                            SOLE VOTING POWER
          NUMBER OF                 7
                                            7,364,996  (See Item 5)
           SHARES                   --------------------------------------------
                                            SHARED VOTING POWER
        BENEFICIALLY                8

          OWNED BY                  --------------------------------------------
                                            SOLE DISPOSITIVE POWER
       EACH REPORTING               9
                                            7,364,996  (See Item 5)
           PERSON                   --------------------------------------------
                                            SHARED DISPOSITIVE POWER
            WITH                    10

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         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
         7,364,996  (See Item 5)
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         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
         [X]  (See Item 5)
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         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         20.1%  (See Item 5)
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         TYPE OF REPORTING PERSON*
14
         OO - Limited Liability Company
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                     * See instructions before filling out!

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CUSIP NO. 74144P106              SCHEDULE 13D/A                PAGE 3 OF 7 PAGES


         This Amendment No. 4 relates to the common stock, par value $0.0001 per share ("Price Legacy Common Stock"), of Price Legacy Corporation, a Maryland corporation ("Price Legacy"), and amends the Schedule 13D, filed by The Price Group LLC, a California limited liability company ("Price Group"), with the Securities and Exchange Commission (the "SEC") on September 28, 2001 (the "Original 13D"), as amended by Amendment No. 1 thereto, filed by Price Group with the SEC on October 19, 2001, Amendment No. 2 thereto, filed by Price Group with the SEC on September 11, 2003 (the "Second Amendment"), and Amendment No. 3 thereto, filed by Price Group with the SEC on September 29, 2003 (the Original 13D, as so amended, being the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the
Schedule 13D.

         As discussed in the Second Amendment, Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership, and certain of its affiliates (collectively "Warburg Pincus") entered into a purchase agreement (the "Purchase Agreement") with Price Group to sell all Price Legacy securities held by Warburg Pincus (the "Warburg Securities") to Price Group and/or its assignees, on January 5, 2004, for an aggregate purchase price of $138 million. Also as discussed in the Second Amendment, on September 9, 2003, Price Group and Price Legacy entered into a letter agreement (the "Letter Agreement") pursuant to which Price Group confirmed that it executed the Purchase Agreement as a facilitator and agreed, among other things, to assign all of its rights to purchase the Warburg Securities under the Purchase Agreement to one or more third parties in a manner that will ensure that the ownership of the Warburg Securities will be in compliance with the ownership limits in Price Legacy's charter. Under the Letter Agreement, Price Group also agreed that its assignment of such rights will be on terms such that the aggregate consideration paid by the assignees for the Warburg Securities will not exceed $138 million (reduced proportionately to the extent that Price Group retains any of the Warburg Securities).

         Because the expected closing date of the sale of the Warburg Securities pursuant to the Purchase Agreement was more than sixty days after the date of the Second Amendment, Price Group would not have been deemed, as of the date of the Second Amendment, to have beneficially owned the Warburg Securities within the meaning of Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended. Accordingly, the information set forth in Items 5(a) and 5(b) of the Second Amendment expressly excluded the Warburg Securities.

         Because such expected closing date is now within sixty days of the date hereof, the Price Group is filing this Amendment No. 4 to, among other things, include the Warburg Securities in the information set forth in Items 5(a) and 5(b) of the Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) Excluding the Warburg Securities, Price Group presently beneficially owns, in the aggregate, the equivalent of 7,364,996 shares of Price Legacy Common Stock. Such 7,364,996 shares (collectively, the "Non-Warburg Securities") consists of (i) 5,450,175 shares of issued and outstanding Price Legacy Common Stock directly held by Price Group,
         (ii) the right to acquire 233,679 shares through exercise of the Price Group Warrant, and 1,681,142 shares of Series B Preferred Stock directly held by Price Group.2 Such 7,364,996 shares represent approximately 20.1% of

----------------------

         2 Effective as of September 18, 2003, the Series B Preferred Stock became convertible pursuant to its terms into Price Legacy Common Stock. Price Group believes that, under such terms, each share of Series B Preferred Stock is presently convertible into one share of Price Legacy Common Stock (excluding any additional shares, if any, issuable on account of accrued and unpaid dividends on the Series B Preferred Stock).

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CUSIP NO. 74144P106              SCHEDULE 13D/A                PAGE 4 OF 7 PAGES


         the outstanding Price Legacy Common Stock (as adjusted for (x) the exercise of the Price Group Warrant and (y) conversion of the Non-Warburg Securities that consist of Series B Preferred Stock into Price Legacy Common Stock).3

         In addition, pursuant to the terms and subject to the conditions of the Purchase Agreement and the Letter Agreement, and subject to applicable restrictions in Price Legacy's charter, Price Group presently has the right to acquire the Warburg Securities and thus presently may be deemed to beneficially own the Warburg Securities. The Warburg Securities consist of (i) 5,000,000 shares of issued and outstanding Price Legacy Common Stock, (ii) warrants to acquire 2,500,000 shares of Price Legacy Common Stock (the "Warburg Warrants"), and (iii) 17,985,612 shares of Series B Preferred Stock.

         Accordingly, Price Group presently may be deemed to beneficially own, in the aggregate, including both the Non-Warburg Securities and the Warburg Securities, the equivalent of 32,850,608 shares of Price Legacy Common Stock, which represent approximately 57.5% of the outstanding Price Legacy Common Stock (as adjusted for (x) the exercise of the Price Group Warrant and the Warburg Warrants and (y) conversion of the Warburg Securities and Non-Warburg Securities that, in each case, consist of Series B Preferred Stock into Price Legacy Common Stock).4

         Price Group presently has sole voting and dispositive power over all Non-Warburg Securities and shared voting and dispositive power over no Non-Warburg Securities. As disclosed in Item 6 below, pursuant to the Letter Agreement, Price Group will assign all of its rights to purchase the Warburg Securities under the Purchase Agreement to one or more third parties in a manner that will ensure that the ownership of the Warburg Securities will be in compliance with the ownership limits in Price Legacy's charter. Under the Letter Agreement, Price Group presently is not permitted (without Price Legacy's consent) to purchase any of the Warburg Securities and thus is not expected to have any voting or dispositive power over any of the Warburg Securities.

         The information set forth in Item 3 above and Item 6 below is incorporated herein by reference.

         Mr. McGrory presently beneficially owns options exercisable for 29,001 shares of Price Legacy Common Stock, which represent less than 0.1% of the outstanding Price Legacy Common Stock. He presently has sole voting and dispositive power over all 29,001 shares and shared voting and dispositive power over no shares.

         Mr. Cahill presently beneficially owns options exercisable for 15,000 shares of Price Legacy Common Stock, which represent less than 0.1% of

----------------------

         3 Calculation of percentage ownership (i) is based on approximately 34,732,157 shares of Price Legacy Common Stock estimated to be outstanding as of November 11, 2003, as reported in the Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2003, as filed by Price Legacy with the SEC on November 12, 2003, (ii) assumes exercise of the Price Group Warrant for 233,679 shares of Price Legacy Common Stock and (iii) assumes conversion of all Series B Preferred Stock that constitute Non-Warburg Securities into 1,681,142 shares of Price Legacy Common Stock.

         4 Calculation of percentage ownership (i) is based on approximately 34,732,157 shares of Price Legacy Common Stock estimated to be outstanding as of November 11, 2003, as reported in the Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2003, as filed by Price Legacy with the SEC on November 12, 2003, (ii) assumes exercise of the Price Group Warrant and the Warburg Warrants for 233,679 and 2,500,000 shares of Price Legacy Common Stock, respectively, and (iii) assumes conversion of all Series B Preferred Stock that constitute Non-Warburg Securities or Warburg Securities into 1,681,142 and 17,985,612 shares of Price Legacy Common Stock, respectively.

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CUSIP NO. 74144P106              SCHEDULE 13D/A                PAGE 5 OF 7 PAGES


         the outstanding Price Legacy Common Stock. He presently has sole voting and dispositive power over all 15,000 shares and shared voting and dispositive power over no shares.

         Mr. Galinson presently beneficially owns options exercisable for 15,000 shares of Price Legacy Common Stock, which represent less than 0.1% of the outstanding Price Legacy Common Stock. He presently has sole voting and dispositive power over all 15,000 shares and shared voting and dispositive power over no shares.

         Each of the Managers is an officer and/or director of the Price Family Charitable Fund, which presently beneficially owns 1,000,700 shares of Price Legacy Common Stock.

         In addition, Price Group presently beneficially owns 968,800 shares of the 8 3/4% Series A Cumulative Redeemable Preferred Stock of Price Legacy ("Series A Preferred Stock"). The terms of the Series A Preferred Stock provide that such stock votes together with the Price Legacy Common Stock on matters on which the Price Legacy Common Stock is entitled to vote. On these matters, each share of Series A Preferred Stock only has one-tenth of the vote of a share of Price Legacy Common Stock.

         The Managers presently may be deemed to beneficially own, in the aggregate, 12,223,564 shares of Series A Preferred Stock (including the 968,800 shares presently beneficially owned by Price Group).

         Price Group disclaims beneficial ownership of all Price Legacy securities that may be deemed to be beneficially owned by the Price Family Charitable Fund or any of the Managers (except for the 968,800 shares of Series A Preferred Stock referenced above). Each of the Managers disclaims beneficial ownership of all Price Legacy securities that may be deemed to be beneficially owned by the Price Family Charitable Fund or Price Group. The Price Family Charitable Fund disclaims beneficial ownership of all Price Legacy securities that may be deemed to be beneficially owned by Price Group or any of the Managers.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Items 6 of the Schedule 13D is hereby amended to add the following:

      As of the date hereof, Price Group has not yet assigned any of its rights to purchase the Warburg Securities under the Purchase Agreement to one or more third parties pursuant to the Letter Agreement. Price Group is required, and intends, to consummate such assignment on or prior to January 5, 2004.

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CUSIP NO. 74144P106              SCHEDULE 13D/A                PAGE 6 OF 7 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  November 26, 2003


                                        THE PRICE GROUP LLC


                                        /s/ James F. Cahill
                                        ----------------------------------------
                                        By: James F. Cahill
                                        Title: Manager

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CUSIP NO. 74144P106              SCHEDULE 13D/A                PAGE 7 OF 7 PAGES


                                  EXHIBIT INDEX


EXHIBIT NO.       DESCRIPTION

         1. Agreement and Plan of Merger, dated as of March 21, 2001, among Price Enterprises, Inc., PEI Merger Sub, Inc., and Excel Legacy Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Price Enterprises, Inc. with the SEC on March 23, 2001).

         2. Conversion Agreement, dated as of April 12, 2001, among Price Enterprises, Inc., The Sol and Helen Price Trust, Excel Legacy Corporation, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., and Warburg, Pincus Netherlands Equity Partners III, C.V. (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q/A filed by Price Enterprises, Inc. with the SEC on May 24, 2001).

         3. Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Price Enterprises, Inc. with the SEC on March 23,
                  2001).

         4. Registration Rights Agreement, dated as of September 18, 2001, among The Price Group LLC, Price Enterprises, Inc., Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., and Warburg, Pincus Netherlands Equity Partners III, C.V. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Price Legacy Corporation with the SEC on September 19, 2001).

         5. Purchase Agreement, dated as of September 9, 2003, by and among The Price Group LLC, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., and Warburg, Pincus Netherlands Equity Partners III, C.V. (incorporated by reference to Exhibit 5 to Amendment No. 2 to
                  Schedule 13D filed by The Price Group LLC on September 11,
                  2003).

         6. Letter Agreement, dated as of September 9, 2003, by and between The Price Group LLC and Price Legacy Corporation (incorporated by reference to Exhibit 6 to Amendment No. 2 to
                  Schedule 13D filed by The Price Group LLC on September 11,
                  2003).

         7. Press Release issued by Price Legacy Corporation on September 22, 2003 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Price Legacy Corporation with the SEC on September 23, 2003).